JENNIFER M. GOODMAN ATTORNEY AT LAW +1 (312) 609-7732 jgoodman@vedderprice.com
March 27, 2013

VIA EDGAR Mr. Vince DiStefano Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Wilshire Mutual Funds (the “Registrant” or “Company”)
Registration Nos. 333-50390 and 811-07076

Dear Mr. DiStefano:

On behalf of the Registrant, this letter is to clarify a response that was made to you in a letter dated March 25, 2013 regarding the Registrant’s Post-Effective Amendment No. 51 to its Registration Statement on Form N-1A filed on January 23, 2013, pursuant to Rule 485(a)(2) under the Securities Act of 1933.  In the response to comment #5 in the letter, the Russell 1000 Value Index was inadvertently referenced as the benchmark.  The Russell 1000 Growth Index should have been referenced as the benchmark.

If you have any questions, please call me at (312) 609-7732.

Very truly yours, /s/Jennifer M. Goodman